UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2005

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

54 Lombard Street

London EC3P 3AH

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information distributed to shareholders and furnished pursuant to General Instruction B of Form 6-K.

EXHIBIT INDEX

Exhibit No:

1.	Notice of Annual General Meeting 2005
2.	Barclays PLC Proxy Form for the Annual General Meeting 2005
3.	Barclays PLC Poll Card for the Annual General Meeting 2005
4.	Barclays PLC Sharestore Proxy Form for the Annual General Meeting 2005
5.	Barclays PLC Sharestore Poll Card for the Annual General Meeting 2005
6.	Supplementary Information for holders of American Depository Receipts - Barclays PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: April 29, 2005	By:	/s/ PATRICK GONSALVES
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC (Registrant)

Date: April 29, 2005	By:	/s/ PATRICK GONSALVES
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

Notice of Meeting 2005

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

When considering what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional adviser, duly authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Barclays PLC please send this Notice of Meeting and the accompanying Proxy Form to the person you sold or transferred your shares to, or to the bank, stockbroker or other agent who arranged the sale or transfer for you.

Barclays PLC

Annual General Meeting	Directors standing for re-election Resolution No: 3. Sir Andrew Likierman 4. Leigh Clifford 5. Matthew W Barrett 6. John Varley 7. David Arculus 8. Sir Nigel Rudd

Introductory message from the Chairman

This year’s Annual General Meeting (‘AGM’) will be held on Thursday 28th April 2005 and will be once again at the Queen Elizabeth II Conference Centre, London. The Notice of Meeting is set out on pages 2 and 3. In addition to the usual business of the meeting, the Board, upon the recommendation of the Board HR and Remuneration Committee, is proposing the creation of a new long-term incentive plan, the Performance Share Plan. The details of the Plan are appended to this Notice of Meeting as Appendix 1.

You can find relevant biographical details for the Directors who are standing for re-election at the meeting in the Annual Report and in the Annual Review. Each of the Directors standing for re-election at the AGM has been subject to a thorough and rigorous evaluation process, further details of which may be found in the Annual Report. Following this process, I can confirm that the Board considers the performance of each of the Directors standing for re-election at the AGM to be fully effective and they each demonstrate the commitment expected of a Barclays Director. The Board has also concluded that the non-executive Directors standing for re-election are independent in terms of the UK Combined Code on Corporate Governance.

Dr Jürgen Zech, who joined the Board in 2002, will be retiring at the AGM and is not seeking re-election. I would like, on behalf of the Board, to thank Dr Zech for his hard work as a Director and wish him well for the future.

I would encourage you to use your vote by either attending the meeting or completing the enclosed Proxy Form. If you have access to the Internet, I would recommend that you access, complete and return Proxy Forms electronically. If you would like to do this, please go to www.investorrelations.barclays.co.uk/ivr/vote_online

The Board believes that all of the proposals set out in this Notice of Meeting and its appendix are in the best interests of shareholders and the Company and unanimously recommends that you vote in favour of all the resolutions.

This will be my first AGM as Chairman and I look forward to welcoming you on the day.

Matthew W Barrett
Chairman

Message from the Senior Independent Director

One of the resolutions being proposed today is the re-election of Matthew W Barrett as a Director of the Company. Mr Barrett is retiring by rotation in accordance with the Articles of Association of the Company.

Mr Barrett was previously Group Chief Executive and became Chairman following an extensive selection process in which our major institutional voters were consulted in advance. All shareholders received a letter on 6th November 2003 setting out the reasons why the Board decided to appoint Mr Barrett to the role. As such, the Company has followed the procedure set out in the UK Combined Code for instances where Chief Executives go on to become Chairman of the same company. In line with best practice, Mr Barrett is also standing for re-election at the first AGM since becoming Chairman.

Commencing in December 2004, I led the non-executive Directors in a review of Mr Barrett’s performance as Chairman. We concluded that Mr Barrett makes a valuable and effective contribution to the Board and provides it with the leadership and direction it requires to be able to operate effectively. We unanimously recommend that you vote in favour of his re-election as a Director at the AGM.

Sir Richard Broadbent
Senior Independent Director

Notice of Meeting

Notice is hereby given that the 2005 AGM of Barclays PLC (the ‘Company’) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 28th April 2005 at 11.00 am to transact the following business:

Resolutions

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 13 being passed as ordinary resolutions and resolutions numbered 14 and 15 as special resolutions.

Report and Accounts

1. That the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31st December 2004, now laid before the meeting, be received.

The Directors are required to present to the AGM the Reports of the Directors and Auditors and the audited accounts of the Company for each financial year (in this case for the year ended 31st December 2004).

Remuneration Report

2. That the Directors’ Report on Remuneration for the year ended 31st December 2004, now laid before the meeting, be approved.

The Directors are required to present to the AGM the Directors’ Report on Remuneration (which appears in full in the 2004 Annual Report and in summary in the 2004 Annual Review).

Re-election of Directors appointed since the last AGM

3. That Sir Andrew Likierman be re-elected a Director of the Company.

4. That Richard Leigh Clifford be re-elected a Director of the Company.

The Company’s Articles of Association and provision A.7.1 of the new Combined Code provide that any new Director appointed by the Board during the year may hold office only until the next AGM, when that Director must stand for re-election by the shareholders. Sir Andrew and Mr Clifford were appointed to the Board on 1st September 2004 and 1st October 2004 respectively. They are accordingly seeking re-election.

Re-election of Directors retiring by rotation

5. That Matthew William Barrett be re-elected a Director of the Company.

6. That John Silvester Varley be re-elected a Director of the Company.

7. That Thomas David Guy Arculus be re-elected a Director of the Company.

8. That Sir Nigel Rudd be re-elected a Director of the Company.

The Company’s Articles of Association require one-third (rounded down) of the Directors, excluding those who were appointed by the Board since the last AGM, to retire in turn each year. This means that four Directors must retire by rotation at this AGM. The Directors retiring by rotation and seeking re-election are listed above.

Under provision A.7.2 of the new Combined Code, non-executive Directors who have served on the Board for more than nine years must stand for re-election annually. As Sir Nigel Rudd has served on the Board since 1st February 1996, he is standing for re-election. Having considered the matter carefully, the Board considers that Sir Nigel remains independent. Further details of the Board’s review of Sir Nigel’s independence can be found in the Annual Report.

Reappointment of Auditors

9. That PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, be reappointed as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

The Auditors are required to be reappointed at each AGM at which accounts are presented. The Board, on the unanimous recommendation of the Board Audit Committee, who have evaluated the effectiveness and independence of the external auditors, is proposing the reappointment of PricewaterhouseCoopers LLP.

Auditors’ remuneration

10. That the Directors be authorised to set the remuneration of the Auditors.

This resolution proposes that the Directors be authorised to set the remuneration of the Auditors. Details of the remuneration paid to the external Auditors for 2004 and details of how the Group monitors the effectiveness and independence of the external Auditors can be found in the Annual Report.

Performance Share Plan

11. That:

(a) the Barclays PLC Performance Share Plan (the ‘PSP’), the principal terms of which are summarised in Appendix 1 and the draft rules of which have been produced to the meeting and for the purposes of identification only, initialled by the Chairman, be adopted; and

(b) the Directors be authorised to do all such acts and things necessary or expedient to implement the PSP, including making such changes to the draft rules of the PSP as the Directors consider necessary or desirable to obtain any approvals or to take account of any statutory, fiscal, exchange control or securities regulations either generally or in relation to any potential participants provided that the overall limits contained in the PSP continue to apply.

This resolution is proposing the creation of a new Performance Share Plan. The principal terms of the new Plan are attached as Appendix 1 to this Notice of Meeting.

PSP Overseas

12. That the Directors be authorised to establish such number of supplements or appendices to the PSP as has been approved by the Company in general meeting or such other employees’ share plans based on the PSP, in relation to ordinary shares in the capital of the Company (the ‘Shares’), as they consider necessary or desirable to take advantage of, or comply with, local laws and regulations, for the benefit of employees of the Company or of any of its subsidiaries who are resident or working overseas and for whom participation in the PSP is otherwise considered by the Directors to be undesirable or impractical, and from time to time to make or permit the making of such alterations to such supplements, appendices or other employees’ share plans as they consider necessary or desirable provided that:

(a) having regard to the benefits which may be conferred on an employee participating in the PSP, all such supplements, appendices or other employees’ share plans shall confer benefits and contain limitations so as to ensure, so far as the Directors consider practicable, substantial equality of treatment between UK employees and employees resident overseas; and

(b) the overall limits on the number of Shares, which may be subscribed under the PSP, shall not be increased thereby and that Shares which may be subscribed under such supplements, appendices or other employees’ share plans shall count towards such limits.

This resolution would give the Directors authority to establish supplements or appendices to or new employees’ share plans based on the PSP for employees of the Group who are resident or working outside the UK as the Directors consider appropriate to take advantage of or comply with local laws and regulations. The same limits as the PSP will apply.

Authority to allot securities

13. That in substitution for all existing unexercised authorities the authority and power conferred on the Directors by Article 12(a) of the Articles of Association of the Company (authority to allot securities) be renewed for the period expiring on the date of the Annual General Meeting of the Company to be held in 2006 or on 28th April 2006 (unless previously renewed, varied or revoked by the Company in general meeting), whichever is earlier, and that the Section 80 amount for that period for the purposes of Article 12(a) shall be £538,163,237.

The effect of this resolution, which is similar to that passed in 2001, is to give the Directors authority to allot securities up to an amount approximately equal to one-third of the issued share capital of the Company as at 25th February 2005 (excluding treasury shares). The Company currently holds no treasury shares. This renewed authority would remain in force until the Annual General Meeting in 2006 or 28th April 2006, whichever is the earlier. The Board has decided to seek annual renewal of this authority in accordance with best practice.

The Board has no current plans to make use of this authority but is seeking its renewal to ensure that the Company has maximum flexibility in managing the Group’s capital resources.

Authority to allot securities for cash other than on a pro-rata basis to shareholders

14. That, subject to the passing of Resolution 13, and in substitution for all existing unexercised authorities, the authority and power conferred on the Directors by Article 12(b) of the Articles of Association of the Company (authority to allot securities for cash otherwise than on a pro-rata basis to shareholders) be renewed for the period expiring on the date of the Annual General Meeting of the Company to be held in 2006 or on 28th April 2006 (unless previously renewed, varied or revoked by the Company in general meeting), whichever is the earlier, and that the Section 89 amount for that period for the purposes of Article 12(b) shall be £80,724,485, and that references in this paragraph to the power to allot securities for cash otherwise than on a pro-rata basis shall include the power to sell treasury shares under Section 162D(1) of the Companies Act 1985.

The effect of this resolution, which is similar to that passed in 2004, is to renew the authority given to the Directors to allot equity securities (including treasury shares) for cash up to an amount representing approximately 5% of the issued ordinary share capital as at 25th February 2005 without the need first to offer such shares to existing shareholders. This renewed authority would remain in force until the Annual General Meeting in 2006 or 28th April 2006, whichever is the earlier. The Board has decided to seek annual renewal of this authority in accordance with best practice.

The Board has no current plans to make use of this authority but is seeking the renewal of this authority to ensure that the Company has maximum flexibility in managing the Group’s capital resources.

Purchase of own Shares

15. That the Company be authorised generally to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of up to an aggregate of 968,600,000 ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a) the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made; and

(c) the authority conferred by this resolution shall expire on the date of the Annual General Meeting of the Company to be held in 2006 or 18 months from the date of passing this resolution, whichever is earlier (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

This resolution would enable the Company to purchase up to a maximum of 968,600,000 of its ordinary shares. This is less than 15% of the issued share capital as at 25th February 2005 (excluding treasury shares). The total number of ordinary shares that may be issued on the exercise of outstanding options as at 25th February 2005 is 235,569,627, which represents approximately 3.65% of the issued share capital at that date (excluding treasury shares). If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 4.29% of the issued share capital as at 25th February 2005 (excluding treasury shares). There are no warrants outstanding.

The Board considers it desirable for the general authority proposed above to be available to provide maximum flexibility in the management of the Group’s capital resources. The Board would use such authority only if satisfied at the time that to do so would be in the interests of shareholders and would lead to an increase in the Group’s earnings per share. Recent changes to the Companies Act mean that the Company may hold any shares bought back in treasury, which may then be either sold for cash, transferred for the purposes of an employee’s share scheme (subject, if necessary, to approval by shareholders at a general meeting) or cancelled. The Company therefore has the choice of either cancelling or holding in treasury any of its shares which it purchases. If the Company buys any of its shares under the authority given by this resolution, the Board will decide at the time of purchase whether to cancel them immediately or hold them in treasury. In relation to treasury shares, the Board would also have regard to any investor guidelines in relation to the purchase of shares intended to be held in treasury or in relation to their holding or resale which may be in force at the time of any such purchase, holding or resale.

By order of the Board

Lawrence Dickinson Company Secretary

10th March 2005

54 Lombard Street

London EC3P 3AH

Notes

(a) Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those holders of shares registered in the register of members at 6.00 pm on Tuesday 26th April 2005 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00 pm on Tuesday 26th April 2005 shall be disregarded in determining the right of any person to attend or vote at the meeting.

(b) A shareholder or duly authorised representative of a corporation who is entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and to vote on his or her behalf. A proxy need not be a member of the Company.

(c) The following documents, which are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) at the Company’s registered office, 54 Lombard Street, London EC3P 3AH, will also be available for inspection at The Queen Elizabeth II Conference Centre from 10.30 am on 28th April 2005 until the end of the meeting: (i) copies of the executive Directors’ service contracts; (ii) copies of the non-executive Directors’ letters of appointment; (iii) the register of Directors’ interests in the shares of the Company; and (iv) a statement giving particulars of Directors’ relevant transactions, drawn up to comply with section 343 of the Companies Act 1985. The statement of Directors’ relevant transactions will be available for inspection at the registered office from 13th April 2005.

(d) A copy of the draft rules of the proposed Barclays PLC Performance Share Plan will be available for inspection: (i) during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) at the Company’s registered office, 54 Lombard Street, London EC3P 3AH from the date of despatch of this Notice of Meeting until the end of the meeting; and (ii) at The Queen Elizabeth II Conference Centre from 10.30 am on 28th April 2005 until the end of the meeting.

(e) With effect from 31st May 2005 the Company’s registered office will be 1 Churchill Place, London E14 5HP.

Appendix 1

Summary of the principal terms of the Barclays PLC

Performance Share Plan (PSP)

Introduction

The Board HR and Remuneration Committee (the Committee) is recommending to shareholders a new long-term incentive plan for Barclays employees in senior leadership roles, to be known as the Performance Share Plan (PSP). Awards will be made in the new PSP, instead of the existing Incentive Share Option Plan (ISOP).

The PSP is recommended to shareholders for the following reasons:

•	To substantially replace the existing ISOP.

•	It is subject to challenging performance conditions, designed to help drive the achievement of outstanding levels of value growth for shareholders.

•	It focuses participants on sustained value growth for shareholders, as performance is measured over periods of three years.

•	It creates alignment between the interests of employees and shareholders, as the awards are in the form of Barclays shares that earn dividends.

•	It will help Barclays retain talented individuals in key leadership roles.

If approved by shareholders at the 2005 Annual General Meeting, PSP will be introduced for 2005. Initially, executive Directors and senior managers, approximately 1,600 employees in total, will be eligible to receive awards under PSP. Awards under PSP will be over Barclays PLC ordinary shares (shares), which may be shares purchased in the market, treasury shares (these are shares purchased in the market and held in treasury) or newly issued shares.

Awards will be subject to demanding performance conditions aligned to the creation of shareholder value. Performance measures for awards will be set by the Committee and will include Total Shareholder Return (TSR). Other metrics that drive value creation, such as economic profit growth or profit-before-tax growth, may also be applied. There will be no retesting of performance conditions under PSP.

PSP will be reviewed by the Committee no later than five years from its approval to determine whether it continues to meet the Group’s business needs. No awards under the PSP shall be made beyond ten years from approval by shareholders.

PSP awards will take the place of awards of market value share options. However, the existing ISOP will be retained to allow the grant of market value share options in exceptional circumstances only (e.g. on recruitment, or to eligible employees in businesses acquired by the Group where such share options are the prevailing long-term incentive mechanism). In such exceptional circumstances no additional PSP awards will be made. The performance targets used for PSP awards would be applied in any future option grant under ISOP. Shareholders will be consulted if, in the future, it is proposed that market value share options be granted to executive Directors.

Details of the PSP

1.	Eligibility

Any employee, including executive Directors, of Barclays PLC will be eligible to participate in the PSP provided they are not within six months of their anticipated retirement date.

2.	Grant of awards

PSP awards may be in the form of a conditional share award, nil-cost option, restricted stock award or other form of share award with the same economic effect for participants. No consideration is payable by participants to receive an award.

3.	Individual Limits

(a)	Normally, the maximum ‘expected value’ (also known as ‘present value’) of an award at the date of grant will be between 50% and 100% of base salary (or 25% to 50% of base salary plus target bonus). In exceptional circumstances, for example to recruit or retain outstanding, highly marketable individuals for senior roles within the Barclays Group, an award with an ‘expected value’ of up to 150% of base salary (or 75% of base salary plus target bonus) may be granted.

(b)	Expected value is a single value for the award at grant, which takes account of the sum of all various possible performance and vesting outcomes. This reflects the sum of the probabilities of achieving different performance outcomes, rather than the maximum outcome only. The illustrative examples on pages 5 and 6 show, for a given size of award, the various potential values up to the maximum, at vesting, expressed as a % of base salary.

4.	Vesting of awards

Awards will normally vest at the third anniversary of the date of grant, to the extent that the performance conditions have been satisfied. In the case of eligible leavers or on change of control of the Company, the shares under award will be reduced, pro-rata, to reflect the length of time the award has been held.

(a)	Leaving employment. If a participant’s employment ceases due to death, the shares under award will vest immediately, to the extent that performance conditions have been met.

If a participant’s employment ends due to any of the following reasons, shares under award will vest, to the extent that performance conditions have been met: injury; disability; ill health; redundancy; retirement on or after normal retirement age; early retirement; the employing company ceasing to be a member of the Barclays Group; or because the business in which the participant is employed is transferred out of the Barclays Group.

Exceptionally, in line with guidelines approved by the Committee, shares under award may vest earlier than the third anniversary of the grant date but not in the case of retirement.

If a participant ceases to be employed by the Barclays Group for any other reason, the award will normally lapse.

(b)	Change of control. If there is a corporate event such as a takeover, scheme of arrangement or winding up of the Company, shares under award will vest to the extent permitted by the performance condition, based on the Company’s performance measured to the time of the relevant corporate event.

5.	Dividend shares

When the PSP award vests, additional shares that represent accumulated dividends on the award shares since the date of grant (Dividend Shares) may also vest. The number of Dividend Shares will be based on the number of award shares that vests.

6.	Performance Conditions

•	The vesting of shares under award will be subject to performance conditions.

•	The Committee will ensure that performance conditions are sufficiently demanding and support profitable growth, capital efficiency, risk management and the creation of shareholder value.

•	Performance will be measured over a three-year period. This period will normally start on the first day of the financial year of the Company in which the award is made.

•	Awards will lapse if the performance condition is not satisfied at the end of the performance period.

•	The Committee will have discretion to adjust performance conditions, after the start of a performance period, in exceptional circumstances.

•	No shares under award will vest if, in the opinion of the Committee, the underlying financial health of the Group has deteriorated significantly over the performance period.

6.1 Financial hurdle – No shares will vest if the Company’s cumulative profit in the performance period is lower than that of the previous three-year period.

6.2 Total Shareholder Return (TSR) – A TSR performance condition will apply to 100% of the shares under each award to be made in 2005. This supports our primary goal to deliver top quartile TSR over a sustained period. There will be no vesting unless performance is above median. The following vesting schedule will apply:

Table 1

Barclays TSR ranking (out of 12)	Number of shares that vest (as a % of the maximum)
1st	100%
2nd	83%
3rd	67%
4th	50%
5th	42%
6th	33%
Median and below	0

•	To maintain maximum line of sight and retain as much simplicity as possible, vesting is linked to absolute TSR ranking. (This approach has worked well under the ISOP and has provided participants with a clear and understandable link between the Group’s performance and vesting.)

•	The Committee will determine the peer group of UK and internationally based financial institutions. The Committee will also determine a reserve list of companies at the start of a performance period to be used if a company in the peer group is removed as a result of corporate activity.

•	The proposed peer group for 2005 PSP awards is:

Table 2

ABN Amro	HSBC

BBV Argentaria	JP Morgan Chase

BNP Paribas	Lloyds TSB

Citigroup	Royal Bank of Scotland

Deutsche Bank	UBS

HBOS

The reserve companies are: Banco Santander, Morgan Stanley Dean Witter, Bank of America and Wachovia.

•	The Committee will review the list of companies before each grant to ensure it is aligned with the Company strategy and represents a challenging and suitable comparator group.

6.3 Other performance conditions – The Committee will recommend before each grant whether metrics other than TSR should be applied to a proportion of the shares under award. These metrics may include, for example, economic profit growth or profit-before-tax growth at either Group or divisional level and will apply to no more than 50% of shares under award. If profit growth is used as a metric, vesting will be based on the cumulative profit growth achieved over the three-year performance period.

The Committee will ensure that the calibration for any metric that may be used is challenging and supports the Group’s goal to achieve top quartile TSR. An illustrative example is given below:

Table 3

Performance Level	Number of shares that vest (as a % of the maximum)
Exceptional (Upper Decile)	100%
Superior (Upper Quartile)	67%
Good (Above Median)	33%
Moderate (Median and below)	0

Vesting will be on a pro-rated basis between 33% and 100%.

7.	Illustrative examples

The following examples illustrate how the PSP would work for an award to an executive Director with a base salary of £500,000. Example 1 illustrates the potential value at vesting of a PSP award of £400,000 (80% of base salary) in expected value. Example 2 illustrates this for an exceptional award of £750,000 (150% of base salary) of expected value.

Example 1 – executive Director, based on typical award size for 2005.

Potential value at vesting, of an award with an ‘expected value’ at grant of 80% of base salary

TSR Ranking Required	% of maximum that vests	Potential Value	As a % of Salary
1st	100%	£1,200,000	240%
2nd	83%	£1,000,000	200%
3rd	67%	£800,000	160%
4th	50%	£600,000	120%
5th	42%	£500,000	100%
6th	33%	£400,000	80%
Median and below	0	£0	0

Note: For purposes of illustration, share price movement and dividends are not included.

Example 2 – executive Director, based on maximum award being made in exceptional circumstances.

This example has been included for the sake of completeness to illustrate the maximum potential value in those cases where an exceptional award has been made.

Potential value at vesting of an award with an ‘expected value’ at grant of 150% of base salary

TSR Ranking Required	% of maximum that vests	Potential Value	As a % of Salary
1st	100%	£2,250,000	450%
2nd	83%	£1,875,000	375%
3rd	67%	£1,500,000	300%
4th	50%	£1,125,000	225%
5th	42%	£937,500	188%
6th	33%	£750,000	150%
Median and below	0	£0	0

Note: For purposes of illustration, share price movement and dividends are not included.

8.	Administration

PSP awards will be granted either by the independent trustee of an existing Barclays Group employee benefit trust, or by the Company, in consultation with the Committee.

9.	Grant period

Awards may be granted within three months following the adoption of the PSP and within 42 days of the following:

•	the first dealing day immediately following the date of the preliminary announcement of the results of the Company for any financial period, or the removal of any restrictions imposed on the Company or the Trustee which have previously prevented an award from being granted;

•	any date on which changes to the legislation affecting share award plans is announced or made; or

•	any other time if it is determined that the circumstances are sufficiently exceptional to justify the grant of awards.

10.	Limits on numbers of shares issued

Awards under the PSP are likely to be satisfied by market purchased shares. However, if new shares are issued to satisfy PSP awards, the number of new shares available under the PSP is limited as follows:

(a)	No award may be granted if, as a result, the aggregate number of shares issued or issuable pursuant to awards granted under the PSP or under any other executive share plan adopted by the Company in general meeting would in any period of ten years exceed 5% of the Company’s issued ordinary share capital from time to time; and

(b)	No award may be granted if, as a result, the aggregate number of shares issued and issuable in respect of awards under the PSP or under any other employees’ share plan adopted by the Company in general meeting would in any period of ten years exceed 10% of the Company’s issued ordinary share capital from time to time.

In calculating the number of shares available under (a) and (b) above, for the grant of PSP awards, the number will be reduced by a number of notional shares. This will be based on the number of shares in Barclays Global Investors UK Holdings Ltd (BGI shares) used or committed under the BGI Equity Ownership Plan as determined by the Committee by reference to the respective values at date of grant of a Company and a BGI share.

PSP awards may be made in respect of newly issued shares or shares purchased in the market, including treasury shares. If treasury shares are used for awards, the Company intends to comply with the institutional investor guidelines applying at that time regarding the inclusion of treasury shares when calculating the limits on the number of shares which may be issued under its employees’ share plans.

11.	It is intended that awards will normally only be granted once in each financial year of the Company, normally following the announcement of the Company’s results in February.

12.	Benefits neither transferable nor pensionable

Awards granted under the PSP are personal to the participant and may not be transferred (except on death). Benefits under the PSP are not pensionable.

13.	Shareholder rights

Awards shall not confer any shareholder rights, for example, the right to vote or receive any dividends until shares under award have vested and been transferred to a participant. Shares allotted and issued to satisfy the vesting of an award will rank pari passu with existing shares except for any rights attached to such shares by reference to a record date prior to the date of allotment. The Company will use its reasonable endeavours to obtain admission to the Official List of the London Stock Exchange for any shares so allotted.

14.	Variation of the Company’s share capital

On any variation of the Company’s share capital by way of capitalisation or rights issue, or by consolidation, sub-division or reduction of capital or otherwise, the Committee may recommend such adjustments as it considers appropriate to the number and/or the denomination of shares comprised in an award, provided that there is no increase in the aggregate exercise price (if any) of an award or reduction of the payment per share (if any) below the nominal value. Before any adjustments are made, written confirmation will first need to be received from the Company’s auditors that the adjustments are fair and reasonable.

15.	Amendments to the PSP

The Committee may recommend amendments are made to the PSP at any time in any respect including any amendment which:

(a)	is necessary to secure or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any participant;

(b)	or is a minor amendment to benefit or facilitate the administration of the PSP.

However, the rules of the PSP relating to eligibility, limits on individual participation, limits on the number of shares available under the PSP, the basis for determining an eligible employee’s participation, any adjustment to an award on a variation of the Company’s share capital and to amendment of the PSP, may not be amended to the advantage of existing or future participants without prior approval of the Company in general meeting.

Questions and Answers

Who is entitled to vote?

Shareholders who want to attend and vote at the AGM must be entered on the Company’s register of members by no later than 6.00 pm on 26th April 2005. This time will still apply for the purpose of determining who is entitled to attend and vote if the AGM is adjourned from its scheduled time by 48 hours or less. If the AGM is adjourned for longer, members who wish to attend and vote must be on the Company’s register of members by 6.00 pm two days before the time fixed for the adjourned meeting.

How do I vote?

Voting on resolutions at the AGM will usually be by poll. We believe that a poll, which includes the votes cast by proxies, is the fairest way of including the views of as many shareholders as possible in the voting process. There are three ways in which you can vote. You can vote in person at the AGM, you can sign the enclosed Proxy Form appointing the Chairman or some other person to vote for you, or you can vote electronically. Details of how to do this appear on the enclosed Proxy Form.

You should return your Proxy Form to the Registrar in the enclosed pre-paid envelope by no later than 11.00 am on 26th April 2005. Below, you will find details of how to withdraw your proxy should you change your mind.

What if I plan to attend the AGM and vote in person?

If you want to vote in person at the AGM there is no need to complete and return the Proxy Form. Attached to the Proxy Form is a Poll Card for use by those attending the AGM. You should bring the Poll Card and the Attendance Card with you.

If my shares are held in Barclays Sharestore how do I vote?

Sharestore members who have elected to receive Proxy Forms and copies of the Annual Review can attend and vote at the AGM. Sharestore members can elect to receive these documents at any time. If you are such a Sharestore member and do not want to attend but do want to vote, you must return the enclosed Proxy Form so that Talbot Nominees Limited can appoint whichever person you tell us on the Proxy Form to attend and vote on your behalf. If you return the Proxy Form but do not insert the name of your proxy then the Chairman of the meeting will vote on your behalf.

How will my shares be voted if I appoint a proxy?

The person you name on your Proxy Form must vote in accordance with your instructions. If you do not give them any instructions, a proxy may vote or not vote as he or she sees fit on any business of the AGM.

Can I change my mind once I have appointed a proxy?

Yes. If you change your mind, you can send a written statement to that effect to the Registrar. The statement must arrive with the Registrar by 11.00 am on 26th April 2005 or you should bring it along to the AGM. However, if you hold your shares in Barclays Sharestore, your statement must be received by the Registrar by 10.30 am on 26th April 2005. You cannot bring it along to the meeting.

How will the votes be counted?

Each resolution that is put to the meeting is voted upon. The passing of resolutions 1 to 13 is determined by a majority of votes. Resolutions 14 and 15 are being proposed as special resolutions and will therefore require a 75% majority for them to be passed.

Who counts the votes?

Our Registrar, Lloyds TSB Registrars, counts the proxy votes received before the AGM and then counts the votes cast at the AGM. An independent third party, Electoral Reform Services, will supervise the counting of the votes by the Registrar.

When will the results of the voting be declared?

The preliminary results of voting on the resolutions to be proposed at the AGM will be displayed in the Benjamin Britten Lounge at the Queen Elizabeth II Conference Centre shortly after the AGM and the final results will be announced to the London Stock Exchange the next day.

I am a corporate shareholder – what do I need to do to attend the AGM?

Representatives of shareholders which are corporations will have to produce evidence of their proper appointment when attending the AGM. Please contact our Registrar if you need further guidance on this.

How do I ask a question at the AGM?

Business of the meeting

If you intend to ask a question relating to the business of the meeting you should register your question at the Question Registration Point in the Benjamin Britten Lounge before the meeting starts. You can also register your question in the meeting hall once the meeting has started.

Customer issues

If you would like to ask a question about a personal matter at the AGM you should go to the Customer Relations Point. This is staffed by Senior Customer Relations personnel. All questions raised will be reviewed by the Chairman after the meeting and a reply will be sent out within 14 days.

Personal shareholding

If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point. This is staffed by the Registrar and Barclays Stockbrokers and will be open both before and after the meeting.

The paper used throughout this notice is produced from Totally Chlorine Free (TCF) pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the EU Eco-Management and Audit Scheme).

Totally Chlorine Free	ISO 14001	EMAS – Verified Environmental Management. Produced at an EMAS registered mill

Exhibit No. 2

Barclays PLC Proxy Form for the Annual General Meeting 2005	Shareholder Reference
Number:
Card ID:
Account Number:

Please write an X in the For, Against or Abstain box for each resolution below. Please note that to abstain will count neither for nor against a resolution. If you do not complete the boxes below the person you appoint can decide whether, or how, he or she votes.

Please complete and return this Proxy Form in the enclosed pre-paid envelope by 11.00am on 26th April 2005.

You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote by using the Internet. You will need your unique Shareholder Reference Number, Card ID and Account Number (shown above) to access the online form at www.investorrelations.barclays.co.uk/ivr/vote_online.

If you are not planning to attend the Annual General Meeting (AGM) and want someone else to vote for you, you can also use this form. Before completing this form please read the explanatory notes on the attached page.

I/We hereby appoint

The Chairman of the meeting (Box A)

☐

or

The person named in this box (Box B)

Please write an X in Box A or a name in Box B to indicate your choice. Do not insert any name(s) in Box B if you have selected the Chairman. If you do not complete either box, the Chairman of the meeting will be appointed as your proxy.

to attend and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on 28th April 2005 and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form, or any other business (including amendments to resolutions) proposed at the meeting.

Resolutions

The full wording of the resolutions is in the Notice of Meeting which has been sent to you with this form. Directors’ biographies, including membership of Board Committees, can be found in the Annual Review.

		For	Against	Abstain			For	Against	Abstain
1.	To receive the Directors’ and Auditors’ Reports and the Accounts for the year ended 31st December 2004.	☐	☐	☐	8.	That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐

2.	To approve the Report on Remuneration for the year ended 31st December 2004.	☐	☐	☐	9.	To reappoint PricewaterhouseCoopers LLP as auditors.	☐	☐	☐

3.	That Sir Andrew Likierman be re-elected a Director of the Company.	☐	☐	☐	10.	To authorise the Directors to set the remuneration of the auditors.	☐	☐	☐

4.	That Leigh Clifford be re-elected a Director of the Company.	☐	☐	☐	11.	To approve the Performance Share Plan (PSP).	☐	☐	☐

5.	That Matthew Barrett be re-elected a Director of the Company.	☐	☐	☐	12.	To give the Directors the authority to establish supplements or appendices to the PSP.	☐	☐	☐

6.	That John Varley be re-elected a Director of the Company.	☐	☐	☐	13.	To renew the authority given to Directors to allot securities.	☐	☐	☐

7.	That David Arculus be re-elected a Director of the Company.	☐	☐	☐	14.	To renew the authority given to Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐

					15.	To renew the Company’s authority to purchase its own shares.	☐	☐	☐
	Signature(s)	Date

Barclays PLC

Explanatory notes

1. Voting: If you want to attend and vote at the Barclays 2005 Annual General Meeting (AGM) you must be entered on the Company’s register of members by no later than 6.00pm on 26th April 2005. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote you must be on the Barclays register of members no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Proxy: You are entitled to attend and vote at the AGM or you can appoint someone (called a proxy) to attend and vote on your behalf. They need not be a Barclays shareholder. Whilst proxies can vote for you on a poll on any resolutions, they are not able to vote on a show of hands. Unless you complete the form to show how you want them to vote, your proxy can vote or not vote as they see fit on any resolution.

3. Completion of the Proxy Form: If you complete the Proxy Form to appoint a proxy this will not stop you from attending and voting at the meeting if you later find you are able to do so.

4. Authority and timing: To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays PLC, The Causeway, Worthing, BN99 6NA in the envelope provided, by no later than 11.00am on 26th April 2005.

5. Vote online: You can vote your shares by using the Internet to access the website at www.investorrelations.barclays.co.uk/ivr/vote_online. You will need your Shareholder Reference Number, Card ID and Account Number which are printed on the front of this form to log on. Your votes must be registered no later than 11.00am on 26th April 2005.

6. Name of your proxy: Insert the names of the person you have chosen as your proxy in Box B unless you wish to appoint the Chairman of the meeting. If no name is inserted in Box B the Chairman of the meeting will be authorised to vote on your behalf.

7. Corporate shareholders: If you are a representative of shareholders that are corporations attending the meeting you will need to show us evidence that you have been properly appointed.

8. Joint shareholders: The signature of any one of joint holders will be enough to appoint the Chairman or one or more proxies to attend and vote at the meeting.

CRESTCo electronic proxy appointment service

If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. The CREST message must be received by the receiving agent (ID 7RA01) not later than 11.00am on 26th April 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the receiving agent is able to retrieve the message. If you are a CREST Personal Member or other CREST sponsored member you should contact your CREST sponsor for help with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

Barclays PLC Attendance Card

Information for shareholders attending the 2005 AGM.

The AGM will be held on 28th April 2005 at 11.00am in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

If you plan to attend the AGM, please bring this card with you and keep it until the end of the meeting. This card will allow you entry to the meeting with a minimum of formality.

On the reverse of this card is your Poll Card which you will need to use at the meeting, on a poll vote. You will be given full instructions on what to do at the appropriate time during the meeting.

If you intend to ask a question relating to the business of the meeting – you should register your question at the Question Registration Point in the Benjamin Britten Lounge before the meeting starts. There is also provision to register your question within the meeting hall once the meeting has started.

If you would like to ask a question about a personal matter – you should go to the Customer Relations Point. This is staffed by Senior Customer Relations personnel. All questions raised will be reviewed by the Chairman following the meeting and a reply will be sent out to you within 14 days.

Parking facilities are available but limited. Victoria Station is approximately 15 minutes walk away. The nearest tube stations are Westminster on the District, Circle and Jubilee lines and St James’s Park on the District and Circle lines. Bus routes 24, 11 and 211 all stop nearby.

Exhibit No. 3

Barclays PLC Poll Card for the Annual General Meeting 28th April 2005		Resolutions		For	Against	Abstain
		1.	To receive the Directors’ and Auditors’ Reports and the Accounts for the year ended 31st December 2004.	☐	☐	☐
		2.	To approve the Report on Remuneration for the year ended 31st December 2004.	☐	☐	☐
		3.	That Sir Andrew Likierman be re-elected a Director of the Company.	☐	☐	☐
		4.	That Leigh Clifford be re-elected a Director of the Company.	☐	☐	☐
		5.	That Matthew Barrett be re-elected a Director of the Company.	☐	☐	☐
		6.	That John Varley be re-elected a Director of the Company.	☐	☐	☐
		7.	That David Arculus be re-elected a Director of the Company.	☐	☐	☐

This card should only be completed during the meeting. Holders of ordinary shares or staff shares as well as proxies and authorised representatives of corporations are entitled to vote. Please write an X in the For, Against or Abstain box for each resolution opposite. If you wish to cast your votes partly for and partly against a resolution, you should write the number of votes cast for and against in the appropriate box.		8.	That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐
		9.	To reappoint PricewaterhouseCoopers LLP as auditors.	☐	☐	☐
		10.	To authorise the Directors to set the remuneration of the auditors.	☐	☐	☐
		11.	To approve the Performance Share Plan (PSP).	☐	☐	☐
		12.	To give the Directors the authority to establish supplements or appendices to the PSP.	☐	☐	☐
		13.	To renew the authority given to Directors to allot securities.	☐	☐	☐
		14.	To renew the authority given to Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐
		15.	To renew the Company’s authority to purchase its own shares.	☐	☐	☐

Signature(s)	Date

The paper used throughout this document is produced from Totally Chlorine Free (TCF) pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).

Totally Chlorine Free	ISO 14001	EMAS – Verified Environmental Management. Produced at an EMAS registered mill

Exhibit No. 4

Barclays PLC Sharestore Proxy Form for the Annual General Meeting 2005	Shareholder Reference
Number:
Card ID:
Account Number:

Please write an X in the For, Against or Abstain box for each resolution below. Please note that to abstain will count neither for nor against a resolution. If you do not complete the boxes below the person you appoint can decide whether, or how, he or she votes.

If you return this form to appoint someone (either the Chairman of the meeting or the person named in Box B) to attend and vote on your behalf and you have not revoked that instruction by 10.30am on 26th April 2005, you will not be able to change your instruction. That means you will not be able to attend the meeting yourself.

Please complete and return this Proxy Form in the enclosed pre-paid envelope by 11.00am on 26th April 2005.

You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote by using the Internet. You will need your unique Shareholder Reference Number, Card ID and Account Number (shown above) to access the online form at www.investorrelations.barclays.co.uk/ivr/vote_online.

If you are not planning to attend the Annual General Meeting (AGM) and want someone else to vote for you, you can also use this form. Before completing this form please read the explanatory notes on the attached page.

I/We hereby instruct Talbot Nominees Limited to appoint

The Chairman of the meeting (Box A)

☐

or

The person named in this box (Box B)

Please write an X in Box A or a name in Box B to indicate your choice. Do not insert any name(s) in Box B if you have selected the Chairman. If you do not complete either box, the Chairman of the meeting will be appointed as your proxy.

to attend and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on 28th April 2005 and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form, or any other business (including amendments to resolutions) proposed at the meeting.

Resolutions

The full wording of the resolutions is in the Notice of Meeting which has been sent to you with this form. Directors’ biographies, including membership of Board Committees, can be found in the Annual Review.

		For	Against	Abstain			For	Against	Abstain
1.	To receive the Directors’ and Auditors’ Reports and the Accounts for the year ended 31st December 2004.	☐	☐	☐	8.	That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐

2.	To approve the Report on Remuneration for the year ended 31st December 2004.	☐	☐	☐	9.	To reappoint PricewaterhouseCoopers LLP as auditors.	☐	☐	☐

3.	That Sir Andrew Likierman be re-elected a Director of the Company.	☐	☐	☐	10.	To authorise the Directors to set the remuneration of the auditors.	☐	☐	☐

4.	That Leigh Clifford be re-elected a Director of the Company.	☐	☐	☐	11.	To approve the Performance Share Plan (PSP).	☐	☐	☐

5.	That Matthew Barrett be re-elected a Director of the Company.	☐	☐	☐	12.	To give the Directors the authority to establish supplements or appendices to the PSP.	☐	☐	☐

6.	That John Varley be re-elected a Director of the Company.	☐	☐	☐	13.	To renew the authority given to Directors to allot securities.	☐	☐	☐

7.	That David Arculus be re-elected a Director of the Company.	☐	☐	☐	14.	To renew the authority given to Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐

					15.	To renew the Company’s authority to purchase its own shares.	☐	☐	☐
	Signature(s)	Date

Barclays PLC

Explanatory notes

1. Voting: If you want to attend and vote at the Barclays 2005 Annual General Meeting (AGM) you must be entered on the Sharestore register by no later than 6.00pm on 26th April 2005. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time, and you still want to attend and vote you must be on the Sharestore register no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Proxy: You are entitled to attend and vote on a poll at the AGM or may instruct Talbot Nominees Limited to appoint someone (called a proxy) to attend and vote on your behalf. They need not be a Barclays shareholder. Whilst you or your proxy may vote on a poll on any resolution, you are not entitled to vote on a show of hands. Unless you complete the form to show how you want them to vote, your proxy can vote or not vote as they see fit on any resolution. Both you and your proxy may be able to speak or ask questions at the meeting but this is at the Chairman’s discretion.

3. Authority and timing: To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays PLC, The Causeway, Worthing BN99 6NA in the envelope provided, by no later than 11.00am on 26th April 2005.

Alternatively, you can vote your shares by using the Internet to access the website at www.investorrelations.barclays.co.uk/ivr/vote_online. You will need your Shareholder Reference Number, Card ID and Account Number which are printed on the front of this form to log on.

4. Name of your proxy: Insert the name of the person you have chosen as your proxy in Box B unless you wish to appoint the Chairman of the meeting. If no name is inserted in Box B the Chairman of the meeting will be authorised to vote on your behalf.

5. Corporate Sharestore members: If you are a representative of a corporation who is a Sharestore member attending the meeting you will need to show us evidence that you have been properly appointed.

6. Joint Sharestore members: The signature of any one of joint holders will be sufficient to appoint the Chairman or one or more proxies to attend and vote for you at the meeting.

Barclays PLC Sharestore Attendance Card

Information for Sharestore members attending the 2005 AGM.

The AGM will be held on 28th April 2005 at 11.00am in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1.

If you plan to attend the AGM, please bring this card with you and keep it until the end of the meeting. This card will allow you entry to the meeting with a minimum of formality.

On the reverse of this card is your Poll Card which you will need to use at the meeting, on a poll vote. You will be given full instructions on what to do at the appropriate time during the meeting.

If you intend to ask a question relating to the business of the meeting – you should register your question at the Question Registration Point in the Benjamin Britten Lounge before the meeting starts. There is also provision to register your question within the meeting hall once the meeting has started.

If you would like to ask a question about a personal matter – you should go to the Customer Relations Point. This is staffed by Senior Customer Relations personnel. All questions raised will be reviewed by the Chairman following the meeting and a reply will be sent out to you within 14 days.

Parking facilities are available but limited. Victoria Station is approximately 15 minutes walk away. The nearest tube stations are Westminster on the District, Circle and Jubilee lines and St James’s Park on the District and Circle lines. Bus routes 24, 11 and 211 all stop nearby.

Exhibit No. 5

Barclays PLC Sharestore Poll Card for the Annual General Meeting 28th April 2005		Resolutions		For	Against	Abstain

		1.	To receive the Directors’ and Auditors’ Reports and the Accounts for the year ended 31st December 2004.	☐	☐	☐
		2.	To approve the Report on Remuneration for the year ended 31st December 2004.	☐	☐	☐
		3.	That Sir Andrew Likierman be re-elected a Director of the Company.	☐	☐	☐
		4.	That Leigh Clifford be re-elected a Director of the Company.	☐	☐	☐
		5.	That Matthew Barrett be re-elected a Director of the Company.	☐	☐	☐
		6.	That John Varley be re-elected a Director of the Company.	☐	☐	☐
		7.	That David Arculus be re-elected a Director of the Company.	☐	☐	☐

This card should only be completed during the meeting. Members of Barclays Sharestore and their proxies are entitled to vote. Please write an X in the For, Against or Abstain box for each resolution opposite. If you wish to cast your votes partly for and partly against a resolution, you should write the number of votes cast for and against in the appropriate box.		8.	That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐
		9.	To reappoint PricewaterhouseCoopers LLP as auditors.	☐	☐	☐
		10.	To authorise the Directors to set the remuneration of the auditors.	☐	☐	☐
		11.	To approve the Performance Share Plan (PSP).	☐	☐	☐
		12.	To give the Directors the authority to establish supplements or appendices to the PSP.	☐	☐	☐
		13.	To renew the authority given to Directors to allot securities.	☐	☐	☐
		14.	To renew the authority given to Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐
		15.	To renew the Company’s authority to purchase its own shares.	☐	☐	☐

Signature(s)	Date

The paper used throughout this document is produced from Totally Chlorine Free (TCF) pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the EU Environmental Management and Audit System).

Totally Chlorine Free	ISO 14001	EMAS – Verified Environmental Management. Produced at an EMAS registered mill

Exhibit No. 6

Supplementary information for holders of American Depositary Receipts – Barclays PLC

Introduction

This supplement to the Barclays PLC Annual Review for the year ended 31st December 2004 (the Annual Review) is being distributed to holders of Barclays PLC American Depositary Receipts (ADRs). Pages (i) to (viii) present financial data extracted from the audited financial statements of Barclays PLC (Barclays) adopting a format and terminology customary in the USA. This supplement should be read in conjunction with, and is qualified by reference to, the Annual Review.

Extracts from the consolidated profit and loss account (statement of income) (UK GAAP)

The extracts from the consolidated financial statements set out below are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which differ in certain significant respects from those generally accepted in the United States (US GAAP), as reflected in the tables on page viii of this supplement.

	Year ended 31st December
	2004 $m*		2004 £m		2003 £m		2002 £m
Net interest income	13,137		6,842		6,604		6,205
Net fees and commissions receivable	9,535		4,966		4,263		3,925
Dealing profits	2,867		1,493		1,054		833
Other operating income	1,236		644		490		364
Operating expenses	(16,032)		(8,350)		(7,253)		(6,624)
Provisions	(2,099)		(1,093)		(1,346)		(1,485)
Profit/(loss) from joint ventures and associated undertakings	108		56		29		(10)
Exceptional items	86		45		4		(3)

Profit before tax and minority interests	8,838		4,603		3,845		3,205

Attributable profit (net income)	6,275		3,268		2,744		2,230

Earnings per 25p ordinary share	98.3	¢	51.2	p	42.3	p	33.7	p
Dividends per 25p ordinary share	46.1	¢	24.00	p	20.50	p	18.35	p
Earnings per American Depositary Share (ADS)(a)	393.2	¢	204.8	p	169.2	p	134.8	p
Dividends per ADS	184.3	¢	96.0	p	82.0	p	73.4	p

Note

(a)	Each ADS represents four Barclays 25p ordinary shares and is evidenced by an ADR.

Extracts from the consolidated balance sheet (UK GAAP)

	As at 31st December
	2004 $m*	2004 £m	2003 £m
Undated loan capital	11,806	6,149	6,310
Dated loan capital	11,766	6,128	6,029
Minority interests (including non-equity interests)	1,730	901	283
Shareholders’ funds: equity	33,441	17,417	16,374

Total capital resources	58,743	30,595	28,996

Deposits by banks, customer accounts and debt securities in issue	761,372	396,548	328,529

Loans and advances to banks and customers	633,748	330,077	288,743

Total assets	1,002,411	522,089	443,262

*	Translated for convenience at the rate of $1.92 to £1, being the noon buying rate for cable transfers in New York City payable in pounds sterling on 31st December 2004. No representation is made that pounds sterling amounts have been, or could have been, or could be, converted into US dollars at that rate.

Trading market

Barclays ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) under the symbol BCS. Each ADS represents four 25p ordinary shares and is evidenced by an ADR. The ADR depositary is The Bank of New York. Details of trading activity are published in the stock tables of leading daily newspapers in the United States.

Dividends

ADR holders are eligible for dividends declared in respect of the underlying Barclays ordinary shares. The scheduled payment date for the final dividend declared by the Directors is 29th April 2005.

The amount of dividends paid by Barclays to a US ADR Holder will be taxable income to the holder in the United States. Dividends paid in taxable years beginning after 31st December 2002 generally will be ‘qualified dividend income’ to non-corporate US ADR Holders and therefore will be subject to a maximum tax rate of 15%, if the holder meets certain minimum holding period requirements.

Dividends received by a US ADR Holder will be foreign source income for US federal income tax purposes, and generally will be ‘passive income’ or, in certain cases, ‘financial services income’ for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction otherwise allowed to US corporations in respect of dividends from other US corporations.

A more detailed description of the US federal income tax consequences to US ADR Holders can be found in the Annual Report on Form 20-F.

For ADR holders the final dividend of 15.75p per ordinary share becomes 63.0p per ADS. The ADR depositary intends to mail the dividend on 29th April 2005 to ADR holders on the record on 25th February 2005.

Filings with the SEC

Barclays files an Annual Report on Form 20-F with the US Securities and Exchange Commission. Copies of the 2004 Form 20-F can be obtained from The Bank of New York at the address shown on page (viii) and from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations’ website: www.investorrelations.barclays.co.uk and from the SEC’s website: www.sec.gov.

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Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles

The accounts presented in this report have been prepared in accordance with accounting principles generally accepted in the UK (UK GAAP). Such principles vary in significant respects from those generally accepted in the United States (US GAAP). The significant differences applicable to the Group’s accounts are summarised below.

UK GAAP	US GAAP

Goodwill

Goodwill arising on acquisitions of subsidiary and associated undertakings and joint ventures is capitalised and amortised through the profit and loss account over its expected useful economic life (with a maximum of 20 years). Capitalised goodwill is written off when judged to be irrecoverable for acquisitions prior to 1st January 1998, goodwill was charged directly against reserves in accordance with SSAP 22. In the event of a subsequent disposal, any goodwill previously charged directly against reserves will be written back and reflected in the profit or loss on disposal.

Prior to 1st January 2002, goodwill was capitalised and amortised over its useful economic life under the provisions of APB16.

SFAS 141 and SFAS 142 require intangible assets to be separately identified, no amortisation to be charged on goodwill balances and goodwill balances to be reviewed at least annually for impairment.

US GAAP can require the recognition of certain assets and liabilities that would either not be recognised or have a different measurement value under UK GAAP. This will lead to a different value of goodwill for US purposes.

Intangible assets

Intangible assets are recognised under UK GAAP only if they are separately identifiable and can be disposed of without disposing of a business of the entity.

Intangible assets are recognised as an asset apart from goodwill if they arise from contractual or other legal rights regardless of whether these rights are transferable or separable from the acquired entity or from other rights and obligations. If an intangible asset does not arise from contractual or other legal rights it is recognised only if it is capable of being separated.

Intangible assets are initially recognised at fair value. An intangible asset with a finite useful life is amortised over the period for which it contributes to the future cash flows of the entity. An intangible asset with an indefinite useful life is not amortised, but is tested annually for impairment or more frequently if events or changes in circumstances indicate that its carrying value may not be recoverable.

Pensions

In respect of defined benefit schemes, consistent with the requirements of SSAP 24, the assets are assessed at fair value, while the projected liabilities are discounted to a present value at a long-term interest rate reflecting the expected return on the scheme’s assets. Any variation between the SSAP 24 calculation described above and the amount held on the Bank’s balance sheet is allocated over the expected average remaining service lives of current employees.

For defined contribution schemes, the net pension cost recognised in the profit and loss account represents the contributions payable along with an allowance for risk and expense costs.

In respect of defined benefit schemes, the same actuarial calculation approach is used under SFAS 87 as under UK GAAP, but to comply with the relevant standards, differences arise in certain assumptions and methodologies and in the measurement date adopted for calculation purposes. In particular, under SFAS 87, assets are assessed at a fair value and the present value of the projected liabilities are assessed at a current settlement rate as at a measurement date of 30th September each year. The current settlement rate for this purpose reflects the yield on high-quality corporate bonds as at the measurement date. Variations between the funded status of the scheme and the amount held on the Bank’s balance sheet falling outside of the allowable corridor under SFAS 87 are allocated over the average remaining service lives of current employees.

For defined contribution schemes, SFAS 87 provides for the same treatment as under UK GAAP.

Post-retirement benefits

Where appropriate, post-retirement benefits are assessed actuarially on a similar basis to pension liabilities under SSAP 24 and are discounted at a long-term rate. Variations from regular cost are expressed as a percentage of payroll and spread over the average remaining service lives of current eligible employees.

Where an actuarial basis is not appropriate, provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation and it can be reliably estimated.

Under SFAS 106, there are certain differences in the actuarial method used and variations in the computation of regular cost as compared with UK GAAP.

Where an actuarial basis is not appropriate the treatment is the same as under UK GAAP.

Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Leasing – lessor

Gross earnings under finance leases are allocated to accounting periods in such a way as to give a constant periodic rate of return on the (post-tax) net cash investment.	Application of SFAS 13 gives rise to a level rate of return on the investment in the lease, but without taking into account tax payments and receipts. This results in income being recognised in different periods than under UK GAAP, the magnitude of the difference depending upon the value and average age of the leasing portfolio at each period end.

Leasing – lessee

In accordance with FRS 5 and SSAP 21, leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.	Leases are classified as capital leases when certain criteria are met as outlined under SFAS 13. All other leases are classified as operating leases.

Deferred tax

Prior to 1st January 2002 deferred tax was recognised using the liability method on timing differences that have originated but not reversed at the balance sheet date.

Following the introduction of FRS 19, deferred tax is provided in full in respect of timing differences that have originated but not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recoverable.

Under SFAS 109, a liability method is used, but deferred tax assets and liabilities are calculated for all temporary differences. A valuation allowance is raised against a deferred tax asset where it is more likely than not that some portion of the deferred tax asset will not be realised.

Compensation arrangements

Where shares are purchased, the difference between the purchase price and any contribution made by the employee is charged to the profit and loss account in the period to which it relates. Where shares are issued, or options granted, the charge made to the profit and loss account is the difference between the fair value at the time the award is made and any contribution made by the employee. For these purposes fair value is equal to the intrinsic value of the option.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued fully on the date of grant.

The Group adopted SFAS 123 which encourages the adoption of accounting for share compensation schemes, based on their estimated fair values at the date of the grant. Accordingly, the Group charges this fair value to the profit and loss account over the period to their vesting dates.

Non-share-based compensation arrangements awarded to employees where no performance criteria, other than continued service, are required to be met, are accrued evenly over the period of grant to date of payout.

Shareholders’ interest in the retail long-term assurance fund

The value of the shareholders’ interest in the retail long-term assurance fund represents an estimate of the net present value of the profits inherent in the in-force policies.	The net present value of the profits inherent in the in-force life and pensions policies of the long-term assurance fund is not recognised by the Group under US GAAP. An adjustment is made for the amortisation of acquisition costs and fees in accordance with SFAS 60 and SFAS 97.

Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Restructuring of business provisions

In accordance with FRS 3 and FRS 12, provisions have been made for any direct costs and net future operating losses arising from a business that management is committed to restructure, sell or terminate, has a detailed formal plan for exit, and has raised a valid expectation of carrying out the restructuring plan.

Prior to the issuance of SFAS 146, Emerging Issues Task Force (EITF) 94-3 and Staff Accounting Bulletin (SAB) 100 set out specific conditions which must be met to enable liabilities relating to restructuring, sale or involuntary terminations to be recognised in the period management approve the termination plan. In respect of costs other than employee termination benefits, the basic requirements for recognition at the date of commitment to the plan to terminate are that they are not associated with, or do not benefit from, activities that will be continued.

SFAS 146 is effective for exit or disposal activities initiated after 31st December 2002. Liabilities recognised prior to the initial application of SFAS 146 continue to be accounted for in accordance with EITF 94-3.

Extinguishment of liabilities

Under FRS 5, a liability is extinguished if an entity’s obligation to transfer economic benefits is satisfied, removed or is no longer likely to occur. Satisfaction would encompass an ‘in-substance’ defeasance transaction where liabilities are satisfied from the cash flows arising from essentially risk free assets transferred by the debtor to an irrevocable defeasance trust.	Under SFAS 140, a debtor may derecognise a liability if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released from being the primary obligor under the liability either financially or by the creditor. SFAS 140 does not allow for the derecognition of a liability by means of an ‘in-substance’ defeasance transaction or if it is no longer believed likely that the liability will be settled.

Revaluation of property

Property is carried either at original cost or at subsequent valuation less related depreciation, calculated on the revalued amount where applicable. Prior to 1st January 2000, revaluation surpluses were taken directly to shareholders’ funds, with deficits below cost, less any related depreciation, included in attributable profit.

Following the introduction of FRS 15 in 2000, the revalued book amounts are retained without subsequent revaluation subject to the requirement to test for impairment.

Depreciation is charged on the cost or revalued amounts of freehold and long-leasehold properties over their estimated useful economic lives.

Revaluations of property are not permitted under US GAAP. Freehold and long-leasehold property is depreciated over its estimated useful economic life based on the historical cost.

Computer software developed or obtained for internal use

The Group’s general policy is to write-off such expenditure as incurred except where the software is required to facilitate the use of new hardware. Capitalised amounts are recorded as tangible fixed assets and amortised over the useful life of the hardware.	AICPA Statement of Position (SOP) 98-1 requires certain costs incurred in respect of software for internal use to be capitalised and subsequently amortised over its useful life. Capitalised amounts are reviewed regularly for impairment.

Derivatives

Derivatives used for hedging purposes are measured on an accruals basis consistent with the assets, liabilities, positions or future cash flows being hedged. The gains and losses on these instruments (arising from changes in fair value) are not recognised in the profit and loss account immediately as they arise. Such gains are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item.

Derivatives entered into as trading transactions, together with any associated hedging, are measured at fair value, and the resultant profits and losses are included in dealing profits.

Products which contain embedded derivatives are valued with reference to the total product inclusive of the derivative element.

SFAS 133 requires all derivatives to be recorded at fair value as adjusted by the requirements of EITF 02-03. If certain conditions are met then the derivative may be designated as a fair value hedge, cash flow hedge or hedge of the foreign currency exposure of a net investment in a foreign subsidiary. The change in value of the fair value hedge is recorded in income along with the change in fair value of the hedged asset or liability. The change in value of a cash flow hedge is recorded in other comprehensive income and reclassified to income as the hedged cash flows affect earnings. The change in the value of a net investment hedge is recorded in the currency translation reserve and only released to income when the underlying investment is sold. With a limited number of exceptions, Barclays has chosen not to update the documentation of derivative hedges to comply fully with the requirements of SFAS 133.

Certain terms and conditions of hybrid contracts which themselves would be standalone derivatives are bifurcated from the underlying hybrid contract and fair valued if they are not clearly and closely related to the contract in which they are contained. These are referred to as embedded derivatives.

Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Fair value of securities

Positions in investment debt securities and investment equity shares are stated at cost less any provision for impairment. The cost of dated investment securities is adjusted for the amortisation of premiums or discount on purchase over the period to redemption. Investment securities are those intended for use on a continuing basis by the Group.

Under SFAS 115, debt and marketable equity securities are classified as one of three types. Trading securities are carried at fair value with changes in fair value taken through profit and loss; held to maturity debt securities are carried at amortised cost where there is the ability and intent to hold to maturity; available for sale securities that are held for continuing use in the business are carried at fair value with movements in fair value recorded in shareholders’ equity. Declines in fair value below cost that are deemed other-than-temporary impairment are recognised on the held to maturity and available for sale categories and are reflected in the profit and loss account.

Non-marketable securities held by investment companies are carried at fair value with movements in fair value recorded in net income.

Foreign exchange on investment debt securities

Movements resulting from changes in foreign currency exchange rates are reflected in the profit and loss account.	Under EITF 96-15, as amended by SFAS 133, the change in value of available for sale debt securities as a result of changes in foreign currency exchange rates is reflected in shareholders’ equity.

Loan origination

Fee income relating to the origination of loans is recognised in the profit and loss account to match the cost over the period in which the service is provided, together with a reasonable profit margin.

The cost of mortgage incentives, which comprise cashbacks and interest discounts, are charged to the profit and loss account as a reduction to interest receivable as incurred.

SFAS 91 requires loan origination fees and incremental direct costs of loan origination to be deferred and amortised over the life of the loan as an adjustment to interest income.

Consolidation

Entities should be consolidated when they are under the control of the reporting entity. Under FRS 2, control is the ability to direct the financial and operating policies of the entity with a view to gaining economic benefit and may be exercised through majority voting rights or other means. In addition, under FRS 5, entities which give rise to benefits that are, in substance, no different from those that would arise were the entity a subsidiary are included in the consolidated accounts.

Under US GAAP, the Group determines whether it has a controlling financial interest in an entity by initially evaluating whether the entity is a variable interest entity (VIE), voting interest entity, or a qualifying special purpose entity (QSPE).

Under FIN 46-R, a controlling financial interest in a variable interest entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary and is required to consolidate the VIE.

Voting interest entities are evaluated for consolidation in accordance with ARB 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

In accordance with SFAS 140 and FIN 46-R, QSPEs are not consolidated.

Securitisations

Where undertakings have issued debt securities or entered into funding arrangements with lenders through special-purpose entities in order to finance specific loans and advances to customers, the balances are either accounted for on the basis of linked presentation or through separate recognition of the gross assets and related funding, in accordance with FRS 5. The special-purpose entities are treated as ‘quasi-subsidiaries’ and are consolidated in accordance with FRS 5.	Transfers of financial assets deemed as sales under SFAS 140 are derecognised and, where appropriate, a servicing asset/liability and retained interest are recognised. The asset/liability is amortised over the period in which the benefits are expected to be received.

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Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Guarantees

Under UK GAAP, a provision will be set up only if it is probable that a transfer of economic benefits will be required to settle the obligation. Where this is not the case, no liability is recognised.	Under FIN 45, guarantees issued or modified from 1st January 2003 are recognised at inception at fair value as a liability on the balance sheet.

Revenue recognition

The Group recognises revenue on both external and internal transactions executed on an arm’s-length basis in accordance with current market practice, FRS 5 and appropriate industry SORPs.	Under US GAAP, there are several sources of guidance on income recognition including SAB 101. The application of this guidance in certain circumstances may lead to an alternative recognition profile, particularly the elimination of intra-Group transactions.

Dividend payable

Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

Classification of debt and equity and related translation differences

Under UK GAAP, the Reserve Capital Instruments are classified as liabilities.

Certain debt issuances, including Reserve Capital Instruments, are treated as hedges of foreign operations and exchange differences are taken directly to reserves.

Under US GAAP, the Reserve Capital Instruments are classified as equity instruments and are translated at the rate ruling on date of issue.

Other debt issuances designated as hedges under UK GAAP are similarly treated under US GAAP in the instances where the SFAS 133 hedge accounting criteria are met.

Taxation

Revenue recognition

Profit before tax and the tax charge for the year includes tax at the effective rate on certain transactions including the shareholders’ interest in the long-term assurance fund.	Income before tax and the tax charge do not include such adjustments for tax.

Earnings per share

Basic earnings per share (EPS) is net income per weighted average share in issue. Diluted EPS reflects the effect that existing options would have on the basic EPS if they were to be exercised, by increasing the number of ordinary shares.	The basic EPS under US GAAP differs to the extent that income under US GAAP differs. In addition, the diluted EPS differs as the increased shares are reduced by the number of shares that could be bought (using the average market price over the year) with the assumed exercise proceeds (actual proceeds arising on exercise plus unamortised compensation costs, where appropriate). Any options that are antidilutive are excluded from this calculation.

Acceptances

Acceptances are bills that the drawee has agreed to pay. They are not recorded within the balance sheet.	Acceptances and the related customer liabilities are recorded within the balance sheet.

Transfer and servicing of financial assets

Under FRS 5, where a transaction involving a previously recognised asset transfers to others (a) all significant rights or other access to benefits relating to that asset and (b) all significant exposure to the risks inherent in those benefits, the entire asset should cease to be recognised.

Under SFAS 140, control passes where the following criteria are met: (a) the assets are isolated from the transferor (the seller), i.e. they are beyond the reach of the transferor, even in bankruptcy or other receivership; (b) the transferee (the buyer) has the right – free of any conditions that constrain it from taking advantage of the right – to pledge or exchange the assets, and (c) the transferor does not maintain effective control over the transferred assets.

Transfers of assets not deemed as sales cause a gross-up of the balance sheet to show the assets transferred as remaining on the balance sheet. In addition, non-cash collateral received on certain stock lending transactions results in a balance sheet gross-up under the provisions of SFAS 140.

Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles (continued)

UK GAAP	US GAAP

Netting

Under FRS 5, items should be aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.

Under FASB interpretation No. (FIN) 39, netting is only permitted where there is a legal right of set-off and an intention to settle on a net basis. In addition, under FIN 41, repurchase and reverse repurchase agreements may only be netted where they have the same explicit settlement date specified at the inception of the agreement.

Netting presentation differences exist between UK and US GAAP in relation to repurchase and reverse repurchase agreements, securities lending and borrowing agreements, receivables and payables in respect of unsettled trades, long and short securities, and cash collateral held against derivatives.

Investment contracts

In accordance with FRS 5, certain products offered to institutional pension funds are accounted for as investment products when the substance of the investment is that of managed funds. The assets and related liabilities are excluded from the consolidated balance sheet.	Where the legal form of these products is similar to insurance contracts, they are accounted for in accordance with SFAS 97. Accordingly, the asset sand liabilities are recorded on the balance sheet.

Own shares

The number of own shares held in the ESOP trust which are included in the Group’s accounts is reduced to the extent that the shares have vested in accordance with GAAP.

The number of shares which have vested under the ESAS plan has been reduced for the anticipated level of forfeitures.

Under SFAS 123, the basic awards under ESAS are fully vested at the date of grant, and no adjustment is made for forfeitures. Consequently, the number of own shares held in the ESOP trust which are included in the Group’s accounts is lower.
Cash flow statement

The cash flow statement is prepared according to the requirements of FRS 1 (revised). It defines cash as cash and balances at central banks and loans and advances to banks repayable on demand.	The cash flow statement for US GAAP is prepared under SFAS 95, as amended by SFAS 104. This defines cash as inclusive of cash equivalents which are short-term highly liquid investments that are both readily convertible into known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally only investments with original maturities of three months or less are included as cash equivalents.

The two statements differ with regard to the classification of items within the cash flow statement and with regard to the definition of cash.

	Classification under FRS 1 (revised)	Classification under SFAS 95/104

Dividends received	Returns on investment sand servicing of finance	Operating activities

Dividends paid – equity	Equity dividends paid	Financing activities

Tax paid	Taxation	Operating activities

Net change in loans and advances, including finance lease receivables	Operating activities	Investing activities

Net change in deposits and debt securities in issue	Operating activities	Financing activities

Supplementary information for holders of American Depositary Receipts – Barclays PLC

Differences between UK GAAP and US GAAP accounting principles (continued)

The following table summarises the adjustments to consolidated attributable profit (net income under US GAAP) and shareholders’ funds (shareholders’ equity under US GAAP) which would result from the application of US GAAP instead of UK GAAP.

	2004 £m	2003 £m	2002 £m
Attributable profit of Barclays PLC Group (UK GAAP)	3,268	2,744	2,230

Goodwill	246	272	237
Intangible assets	(141)	(175)	(64)
Pensions	(180)	(139)	(187)
Post-retirement benefits	12	27	(18)
Leasing – lessor	120	21	(7)
Leasing – lessee	—	—	(10)
Deferred tax	—	—	(32)
Compensation arrangements	(15)	(74)	(82)
Shareholders’ interest in the long-term assurance fund	(146)	(6)	109
Provisions for restructuring of business	—	(16)	(22)
Extinguishment of liabilities	(32)	(135)	(159)
Revaluation of property	11	7	5
Business combinations	13	(4)	206
Internal use software	(47)	(14)	(207)
Derivatives	(364)	(1,102)	553
Fair value of securities	80	374	(276)
Foreign exchange on available for sale securities	428	(443)	152
Loan origination	(66)	(114)	31
Consolidation	15	—	—
Securitisations	21	130	—
Guarantees	(9)	(8)	—
Revenue recognition	(180)	—	—
Tax effect on the above UK/US GAAP reconciling items	(2)	395	17

Net income (US GAAP)	3,032	1,740	2,476

Barclays PLC Group	p	p	p
Basic earnings per 25p ordinary share	47.5	26.8	37.4
Diluted earnings per 25p ordinary share	46.8	26.5	37.2

	2004 £m	2003 £m
Shareholders’ funds (UK GAAP)	17,417	16,473

Prior year adjustment (UK GAAP)		(99)
	17,417	16,374

Goodwill	812	570
Intangible assets	(452)	(315)
Pensions	(1,249)	(988)
Post-retirement benefits	(11)	(23)
Leasing– lessor	(25)	(145)
Compensation arrangements	45	(1)
Shareholders’ interest in the long-term assurance fund	(621)	(555)
Extinguishment of liabilities	(326)	(294)
Revaluation of property	(212)	(224)
Internal use software	20	67
Derivatives	(78)	341
Fair value of securities	491	876
Dividend payable	1,011	883
Loan origination	(89)	(23)
Consolidation	8	—
Securitisations	151	130
Guarantees	(17)	(8)
Revenue recognition	(180)	—
Translation differences	(260)	—
Own shares	45	—
Tax effect on the above UK/US GAAP reconciling items	473	165

Shareholders’ equity (US GAAP)	16,953	16,830

Annual General Meeting

The notice for the 2005 Annual General Meeting will be sent out with the Annual Review. Accompanying the Annual Review is a Voting Instruction Card which enables ADR holders to cast their votes in respect of the underlying Barclays ordinary shares.

Enquiries

Investors who have any questions about their investment in Barclays or about Barclays in general may write to the Director, Investor Relations at our Head office as follows, Barclays PLC, 54 Lombard Street, London EC3P 3AH, England, UK. Questions relating to ADRs and dividend payments should be addressed to The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, Tel: 1-888-BNY-ADRS (toll-free for US domestic callers) or 610 382 7836. E-mail: shareowner-svcs@bankofny.com

Published by Barclays PLC. Registered No. 48839. Registered office: 54 Lombard Street, London EC3P 3AH, England, UK.

Please note that with effect from 31st May 2005 our Registered office will change to 1 Churchill Place, London E14 5HP, England, UK.